SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated April 16, 2014 in respect of Poll Results at Annual General Meeting

2	Formal Notice of Listing on the Stock Exchange of Hong Kong Limited - RMB4,000,000,000 4.00 per cent. Notes due 2017 under its RMB10,000,000,000 Medium Term Note Programme of China Unicom (Hong Kong) Limited dated April 16, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: April 17, 2014

	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Announcement

Poll Results at Annual General Meeting

The Board of Directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the shareholders of the Company passed by way of poll all resolutions proposed at the Annual General Meeting (the “AGM”) of the Company held on 16 April 2014. The poll results are as follows:

No. of Votes (%)
Ordinary Resolutions		For	Against
1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2013.	21,859,349,250 (99.9992%)	165,210 (0.0008%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.	To declare a final dividend of RMB0.16 (equivalent to HK$0.20162) per share (pre-tax) for the year ended 31 December 2013.	21,864,286,546 (99.9993%)	163,920 (0.0007%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
3.	(a) To re-elect
	(i) Mr. Lu Yimin as a Director;	21,703,001,216 (99.2557%)	162,737,224 (0.7443%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
	(ii) Mr. Cheung Wing Lam Linus as a Director;	21,855,354,432 (99.9525%)	10,393,188 (0.0475%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
	(iii) Mr. Wong Wai Ming as a Director; and	20,432,855,013 (93.4854%)	1,423,872,483 (6.5146%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
	(iv) Mr. John Lawson Thornton as a Director.	20,046,719,614 (91.7187%)	1,810,026,982 (8.2813%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
	(b) To authorise the Board of Directors to fix remuneration of the Directors for the year ending 31 December 2014.	21,809,964,485 (99.8563%)	31,378,045 (0.1437%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

No. of Votes (%)
Ordinary Resolutions		For	Against
4.	To re-appoint Auditor, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2014.	21,865,118,510 (99.9969%)	684,110 (0.0031%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
5.	To grant a general mandate to the Directors to buy back shares in the Company not exceeding 10% of the total number of the existing shares in the Company in issue.	21,860,030,157 (99.9766%)	5,120,173 (0.0234%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
6.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the total number of the existing shares in the Company in issue.	19,594,863,900 (90.2202%)	2,124,065,820 (9.7798%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares bought back.	19,967,984,882 (91.3848%)	1,882,470,728 (8.6152%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
8.	To approve the adoption of the new share option scheme of the Company.	20,041,966,928 (92.2890%)	1,674,570,682 (7.7110%)
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

As at the date of the AGM, the number of issued shares of the Company was 23,786,524,796 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the resolutions at the AGM. Besides, there were no shares entitling the holders to attend and abstain from voting in favour of the resolutions at the AGM as set out in rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and there were no shares requiring the holders to abstain from voting at the AGM under the Listing Rules.

The scrutineer for the vote-taking at the AGM was Hong Kong Registrars Limited, the share registrar of the Company.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 16 April 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton,
Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

2

Exhibit 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. This announcement is not, and is not intended to be, an offer of securities of the Company for sale, or the solicitation of an offer to buy securities of the Company, in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act, or any state securities laws of the United States, and may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except pursuant to an exemption under, or in a transaction not subject to, the U.S. Securities Act. This announcement and the information contained herein are not for distribution, directly or indirectly, in or into the United States. No public offer of the securities referred to herein is being or will be made in the United States.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

RMB4,000,000,000 4.00 per cent. Notes due 2017 (the “Notes”)

(Stock code: 85958)

Under its RMB10,000,000,000 Medium Term Note Programme

Joint Bookrunners and Joint Lead Managers

Bank of China Limited Bank of China (Hong Kong) Limited	China International Capital Corporation Hong Kong Securities Limited	J.P. Morgan Securities (Asia Pacific) Limited	Nomura International plc

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Notes as described in the offering circular dated 3 April 2014 and the pricing supplement dated 10 April 2014. The Notes will be offered by way of debt issues to professional investors (as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) only. The listing of the Notes in the aggregate nominal amount of RMB4,000,000,000 is expected to become effective on or about 17 April 2014.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 16 April 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	: Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	: Cesareo Alierta Izuel
Independent non-executive directors	: Cheung Wing Lam Linus, Wong Wai Ming,
John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny